ROBERT L. B. DIENER
Attorney at Law
122 Ocean Park Blvd.  Suite 307
Santa Monica, CA 90405
(310) 396-1691  Fax: (310) 362-8887
rob@rdienerlaw.com

September 3, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re:	Accelerated Acquisitions V, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-167939
Filed on July 1, 2010

Ladies and Gentlemen:

    On behalf of the Company, we are responding to comments contained in the Staff letter, dated July 23, 2010 addressed to Mr. Richard Aland, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Registration Statement on Form S-1.

    The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form S-1 have been referenced.

Form S-1, filed July 1, 2010

General

1.
We note the statement on page F-7 that your "ability to continue as a going concern is also dependent on [your] ability to find a suitable target company and enter into a possible reverse merger." We note similar statements on pages 11 and 22.  We refer you to Rule 419 of the Securities Act. With a view to revised disclosure, advise us of your status as a company seeking an operating company to acquire or merge with.  We also note that your website, depot.org, does not appear to address the business described on page four of the prospectus. We also note that the "Services” section of the website states that it "is run as a hobby, not as a business." Please revise the S-1 accordingly or advise.

COMPANY RESPONSE

The financial statements and other references to which you refer reflected the state of the Company as of December 31, 2009.  On May 3, 2010, the Company filed a Form 8-K report which described a change in the Company’s business plan and a change in the shell status of the Company.  As a result, the statement contained in the December 31, 2009 financial statements was no longer applicable as of the date the Form S-1 Registration Statement was filed (July 1, 2010).  Please further note that the reference in the Registration Statement to the Company’s website was to www.depo.org, not the site www.depot.org referred to in the comment letter.

2.
We note the statement on page five and elsewhere that you developed and market a unique web-based business process. You also state that the license you acquired is “a business concept and related technology." You also state that “[c]onnectivity is provided by multiple vendors including: AboveNet, AirBand, Cogent, Time Warner, XO, Looking Glass, Level 3, InnerCity Fibernet, FiberLight, MCI, Qwest, Consolidated Communications, Texas Lone Star Network, TerraStar, Clearwire Communications, Current Communications and Verizon. The prospectus discusses these and other services and technologies in the present tense suggesting that you currently conduct sales, have the ability to conduct operations, have contracts with the named companies, or have outsourced operations in order to offer a commercially available product or service.  It is unclear what stage of development these products are in and what additional development, testing, contracts, financing or other events or milestones re required.  We note the reference to "research, development and commercialization expenses” in the license agreement. It is also unclear if you have facilities, “routers,” “fiber optic networks" or any of the other infrastructure—or agreements to outsource for them-- which appear to be necessary to offer a commercially available product or service.   Please revise throughout to clarify the status of your operations and products and services. We may have further comment.

COMPANY RESPONSE

We have amended the language throughout the document to clarify that (a) the Company is an early stage company; (b) the Technology was developed by a third party and the Company played no role in the development of the Technology; (c) the Company only owns a license to utilize the Technology in certain markets; (d) while the Company has completed beta testing of the technology, it has never completed any revenue production pools and is only in the process of soliciting its first such pool at this time and (e) the Company does not own or maintain any of its infrastructure itself and that all of its system infrastructure is outsourced.  Its infrastructure is leased on a month-to-month basis and all vendors that provide connectivity, provide their services to the lessor of the infrastructure facilities and not to the Company, itself. We, therefore, have deleted reference to any specific vendors as this is not is not a critical element of the Company’s business.

3.
In this regard, please revise to clarify what development, if any, you have done with respect to the planned operations. It appears that the company was not involved in the development, but that the license agreement with Mr. Aland transferred intellectual property developed by Mr. Aland "principally comprising a technology which has, as its core product, the aggregation of demand for high-ticket capital equipment and selected commodities to facilitate cooperative purchases of similar products by a significant number of large end-users." Please revise to clarify what role, if any, the company has had in the development of the intellectual property and explain Mr. Aland's role in the development of the "business concept" that was later acquired by the company.

COMPANY RESPONSE

We have revised our disclosure to state that the Company played no role in the development of the Technology and that Mr. Aland also played no role in the development of the Technology.  We have stated that Mr. Aland conceptualized the Technology—i.e. that he came up with the idea of the business and the potential for doing the type of demand aggregation pools which are at the center of the Company’s business strategy.  This concept was based upon Mr. Aland’s experience in the industry.

4.
With a view to revised disclosure regarding the license agreement, please advise us of your belief as to its commercial value given that the agreement provides for $10.00 in consideration paid by the company, and it appears to anticipate a minimum of $10 million for research, development and commercialization of the business concept.  We may have further comment.

COMPANY RESPONSE

The Technology is unproven and has never been utilized in a commercial context.  As a result, we have revised our disclosure to state that the Company has no idea what is the commercial value of the Technology.  The Company knows of no valuation methodology which can be utilized to specifically, or even generally, determine the value of the technology.  The Company believes that such valuation can only be determined following real life utilization of the Technology.

Prospectus Cover Page, page 2

5.	We note the cross reference to Risk Factors. Please revise to clarify that the company’s Risk Factors begin on page 10.

COMPANY RESPONSE

We have deleted the page reference and now only refer to “Risk Factors”.

Prospectus Summary, page 4

6.
We note the company's address and telephone number on page 25.  Please revise to include the company's complete mailing address and telephone number of its principal executive offices on either the Prospectus Cover Page or in the Prospectus Summary, as required by Item 503(b) of regulation S-K.

COMPANY RESPONSE

We have added the Company’s complete address to the Prospectus Cover Page.

7.
We note the statement on page four regarding your plans to change your name to "Demand Pooling, Inc." Please revise to indicate the timing or your planned, amended certificate of incorporation and any 1934 Act filing.

COMPANY RESPONSE

We have revised our disclosure to indicate that the Company will file a Certificate of Amendment to the Company’s Certificate of Incorporation with the Delaware Secretary of State when this registration statement is declared effective by the SEC.

8.
We note that you entered into a license agreement and a consulting agreement.  It appears that you are required to fund certain expenses related to the commercialization of the licensed technology. Please identify the "specified expenses" and their anticipated dollar amounts, and revise Management's Discussion and Analysis to address how and when you anticipate funding such expenses.

COMPANY RESPONSE

We have revised our disclosure to include specific detail with respect to these expenses, together with the projected sources of funding and timing of payment in the Liquidity and Capital Resources section of the registration statement.

9.
We note that the term of the license "commences the date of the [l]icensing [a]greement and runs until the expiry of protections afforded the technology.”  Please revise to disclose when the intellectual property rights associated will expire.

COMPANY RESPONSE

We have revised our disclosure to state that the intellectual property rights associated with the Licensing Agreement will expire on the 20th anniversary of the date of the Licensing Agreement.  We have also provided further disclosure that in addition to other requirements, the continuation of the license is conditioned upon the Company generating revenues, net of operating expenses sufficient to fund, or has funded via capital raises, a minimum specified amount for qualifying research, development and enhancement expenses related to the Technology according to the following schedule:  (a) a minimum of $1,000,000 during the period commencing upon the date of the Licensing Agreement and ending on the first anniversary of the date of the Licensing Agreement;  or (b) a minimum of $4,000,000 during the period commencing upon the date of the Licensing Agreement and ending upon the second anniversary of the Licensing Agreement; or (c) a minimum of $10,000,000 during the period commencing upon the date of the Licensing Agreement and ending upon the third anniversary of the Licensing Agreement.

10.
We note that the consulting services agreement requires cash compensation of $87,500 per month "subject to the company's achievement of certain designated milestones.” Please disclose what milestones the company must reach in order to be responsible for payment of this monthly rate and clarify whether the company has commenced services. Please also revise Management's Discussion and Analysis to address the amounts required and anticipated funding sources.

COMPANY RESPONSE

We have revised our disclosure to state the specific milestones applicable to this payment and to detail the categories of investors from which the Company will seek funding.

11.
We note your statement that the company has "developed and markets a unique web-based process for facilitating cooperative buying..."  It appears that you have no operations, three employees and no revenue. Please discuss how you have developed this product and how you are able to market it.

COMPANY RESPONSE

We have revised our disclosure to detail the Company’s specific plans for the implementation of a specified number of demand aggregation pools over a specified period of time together with the projected costs associated with that effort and projected sources of funding.  Obviously, there is no guarantee that we will be able to access this funding, and our disclosure so states the same.

12.
We note your statement that the company has been called upon to perform “similar” services to commercial enterprises, in addition to the target markets the company has identified on page five. Please revise to clarify these discussions and any services provided. It is unclear what you mean by "similar demand aggregation services,” and it is unclear how those differ from the services the company intends to provide.

COMPANY RESPONSE

We have revised our disclosure to state that, to date, the Company has only been engaged in the beta testing of the Technology and that we are only in the early stages of our first demand aggregation pool.  In fact, the Company has not, to date, conducted any “similar demand aggregation services” for commercial enterprises (private sector companies rather than state and local governments) and the disclosure now states this.  The phrase “similar demand aggregation services” was intended to reflect the Company’s intent to broaden its scope of offerees of its demand aggregation services from state and local governments to also include commercial enterprises, but the Company cannot definitively indicate the timing for doing this.

13.
Please disclose how you plan to achieve revenue generation.  For instance, please discuss among other things, the various milestones involved for the company, the approximate costs to achieve each milestone, and how much time it will take to achieve each milestone.

COMPANY RESPONSE

We have detailed in our disclosure (see “PLANNED AGGREGATION POOLS”) the various aggregation pools we are planning to phase in over the next 24 months together with the costs associated therewith.  The key milestone is the completion of the first aggregation pool (motor fuels) which is currently in process.  Based on the results of this first pool, the Company anticipates that additional pools will be conducted at a fraction of the cost of the initial pool with the principal expenditures being for growth of management and business development staff and general and administrative expenses. (see “Liquidity and Capital Resources”).

We have also detailed that Management expects to operate 52 pools for the purchase of 10 categories of products during the initial 24 months of operations, meaning that pools for each category of product would be executed multiple times during this period.  We have further stated that Management can make no guaranty as to the level of acceptance of the pooled purchasing process by buyers for any specific product or the receptivity of the suppliers to submit bids through the DEPO electronic platform, and consequently, to the prospective success of each of these pooled or cooperative purchases.

14.
We note that the company plans to launch three complimentary services.  Please revise to discuss when the company plans to do this, the approximate funding requirements involved, and how the company is seeking to obtain funding for them.

COMPANY RESPONSE

We have deleted the reference to the “three complimentary services”.

15.	You state on page six that you derive "primary fee income" from the gross value of purchases, and you provide percentages and other quantified fees. Please revise throughout to disclose whether you have commercially available operations for the services you describe. As another non-exclusive example, you reference competitors on page seven whose "fees [are] higher than those charged by AAV.”  Please revise accordingly.

COMPANY RESPONSE

The Company has clarified its disclosure throughout the document that the Company has yet to conduct any commercial operations beyond beta testing the Technology and the early stages of the first aggregation pool.  We have detailed the basis for fees which we intend to charge, but have deleted any comparisons to fees charged by competitors.

16.
Please provide the basis for your statements in your Market section on page six.  For instance, we note your statements that state and local governments (SLG) were considered, "up until recent Federal spending under the various stimulus programs…the single largest market in existence" and "[m]anagement estimates that for 2006…SLG’s made purchases of more than $400 billion of products..."

COMPANY RESPONSE

We have deleted references to the aforementioned statistics and the reference to Federal stimulus programs.

17.
We note various references to competitors and a possible joint venture candidate.  Please provide names for (1) the entities discussed in your Competition section on page seven and (2) the vendors discussed in your Other Strategic Partnerships section on page eight. Please revise to clarify the nature and extent of the discussions with any of these entities. For example, it is unclear what steps have been taken thus far to facilitate relationships, whether any financial arrangements have been discussed, and what the parameters of such arrangements are.

COMPANY RESPONSE

We have deleted reference to all specific competitors other than HGACBuy and have referred to competitors only in a general sense.  The Company does not believe that there are any direct competitors for the Company’s specific process for development of demand aggregation pools.  We have deleted any reference to Strategic Partnerships other than that we would consider them in the future.

18.	Please revise to define "specialist" as used on page seven in your Team Approach section.

COMPANY RESPONSE

We have deleted the “Team Approach” section of the disclosure, together with the reference to “specialist”.

19.
We note the "Strategic Partners" section on page seven. Revise to avoid vague terms such as "partnership" or "strategic partnership." It is unclear if you are referencing the legal business structure or something else. To the extent the arrangements involve significant terms with respect to your planned operations or financial condition, it is unclear why the "strategic marketing partnerships" and other agreements have not been filed.  If they relate to form-of agreements or similar arrangements relating to nominal amounts and services available to most persons, revise to replace terms such as “partnership” and "strategic partnership" with more balanced disclosure.

COMPANY RESPONSE

We have deleted any reference to “partnership” or “strategic partnership” as none presently exist and these are merely possibilities which may or may not take place in the future.

20.
Similarly, revise to delete the graphics on pages six, nine, and 10 or include prominent disclosure regarding the apparent fact that you do not currently have such platforms and may not ever acquire them due to financial and other challenges.

COMPANY RESPONSE

We have deleted the referenced graphics.

21.
Please provide the information required by Item 101(h) of regulation S-K, including the number of total employees, in addition to full time employees, duration of intellectual property rights, and the need for governmental approval to provide the services you intend to provide.

COMPANY RESPONSE

We have included in Item 11 and elsewhere in the disclosure the number of employees of the Company, duration of the Company’s intellectual property rights and the requirement for any specific government approvals to conduct the Company’s business.

Planned Aggregation Pools, page 8

22.	Please describe in greater detail how aggregation pools are used in your revenue cycle.

COMPANY RESPONSE

We have disclosed in detail in Item 11 the Company’s “Revenue Model/Cash Conversion Cycle”.

System Technology, page 8

23.
We note that maintenance, operations and management of the Datacenter is outsourced to Databank LLC. Please clarify who owns the Datacenter. To the extent you or your predecessor own the Datacenter and network technology, please describe the amounts paid to establish the system technology and the expected costs on an annual basis to maintain it.

COMPANY RESPONSE

In Item 11, we have specifically disclosed that all System Technology is outsourced to Databank, LLC, a wholly-independent provider.  The Company is not familiar with the ownership of Databank, but can state that there is no common ownership between the companies.  All of the system technology within Databank is existing technology which is available generally to its customers.  The Company will compensate Databank based on utilization of its facilities and services on a normal per unit basis.  At this time, it is impossible to forecast what this cost will be as it will be variable based upon the volume of business of the Company at any given time.

Risk Factors. page 10

24.
We note the company's representation on page 14 that "internal controls may not be adequate." In an appropriate place, please discuss how they may not be adequate and any steps the company is currently taking in order to attain effective internal control over financial reporting,

COMPANY RESPONSE

We have augmented our disclosure with respect to this risk factor to detail the Company’s plans to attain effective control over financial reporting and disclosure.

25.	Please revise the last risk factor on page 15 and where appropriate to delete references to "the market price" of your securities, as you do not appear to have a market.

COMPANY RESPONSE

We have deleted any references to “the market price” of our securities in this risk factor and throughout the document.

26.
We note your statement on page 16 that you do not have "long-term contracts with [your] recurring revenue customers." However, your audited financial statements and other disclosures do not reflect any short- or long-term contracts generating revenue. Please revise to reconcile the apparent inconsistency.

COMPANY RESPONSE

We have deleted any reference to any customer contracts and state that the Company does not currently have any contracts with any recurring revenue customers.

27.	We note on page 18 that you cannot assure that your efforts to protect confidential customer information will be successful. Please revise to state whether you have any customers for principal business activities, and, if appropriate, discuss the steps you take or plan to take in order to ensure confidentiality.

COMPANY RESPONSE

We have revised our disclosure to delete any reference to any current customers for our principal business.  At this time, the Company has not developed any specific plan to ensure the confidentiality of customer information other than to state that it is a concern which the Company expects to address in the future once it is satisfied that the Technology works in a commercial context.  For state and local government buyers, once their information is posted on our platform, it becomes a matter of public record just as it is if they post that information for any other method of seeking bids.  For suppliers that bid on the system (seeking to capture one or more contracts from the participating pool of buyers), the Company’s technology ensures that the information which they post in the form of bid pricing can only be viewed by the intended state or local government buyer through its encrypted password access to the platform.

Market for Common Equity and Related Stockholder Matters, page 20

28.
We note that no disclosure has been provided pursuant to Item 201(b)(2) of Regulation S-K. Please revise to include such disclosure or advise us as to the reason(s) why such disclosure is not necessary.

COMPANY RESPONSE

We have revised our disclosure to include the required information (see SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT).

Financial Information — Selected Consolidated Financial Data, page 22

29.
Please revise or reconcile for us the operating expenses and other expenses for the periods ended December 31, 2009 and 2008 to the operating expenses presented at Statements of Operations on page F-4.

COMPANY RESPONSE

We have revised this disclosure so that it now reconciles.

Management's Discussion and Analysis, page 22

Going Concern, page 23

30.
We note that your auditors have expressed doubt about your ability to continue as a going concern. Please discuss the conditions that gave rise to the going concern matter and management's plans to address the going concern matter.

COMPANY RESPONSE

The Company has included a detailed discussion as to how it intends to implement its business plan and raise specified amounts of additional capital. (see Going Concern and Liquidity and Capital Resources subsections in MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION ND RESULTS OF OPERATIONS).

31.	Please note how your company's intended business is considered part of the investment industry.

COMPANY RESPONSE

This reference was incorrect and has been deleted.

Liquidity and Capital Resources, page 24

32.	With a view to disclosure, advise us if you have any commitments for capital expenditures or off-balance sheet arrangements.

COMPANY RESPONSE

We have revised our disclosure to specifically state that at this time the Company does not have any specific commitments for capital expenditures or off-balance sheet arrangements.

33.	We note that the company had $120 of cash at December 31, 2009. Please revise to provide updated information regarding your cash position and your short and long term capital needs.

COMPANY RESPONSE

The Company has included interim financial statements for its most recent quarter ended June 30, 2010 and has detailed its capital needs over the next 24 months in the Liquidity and Capital Resources subsection in MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION ND RESULTS OF OPERATIONS.

34.
In this regard, revise to disclose, if true, that you need significant additional financing in order to meet the milestones necessary for your business plan.  Revise to explain your plans to secure such additional financing and what sources of financing this may include.

COMPANY RESPONSE

The Company has included specific disclosure of its plans to obtain additional financing, together with the timing and target sources for such financing in the Liquidity and Capital Resources subsection in MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

35.
We note from page 4 that you are required to fund specific amounts for qualifying research, development and commercialization expenses related to the Technology in accordance with the License Agreement. Please revise to disclose the terms and estimated amounts of these expenses, timing of payments and your expected sources of funding.

COMPANY RESPONSE

Reference is made to the Company’s response to Comments 9 and 35.

Properties, page 25

36.
Please clarify whether the company's designated office is held in fee or is subject to any major encumbrance. In addition, please confirm that disclosure pursuant to Item 102 of Regulation S-K is complete.

COMPANY RESPONSE

The Company has revised its disclosure to comply with the requirements of Item 102. (see DESCRIPTION OF PROPERTY)

Security Ownership of Certain Beneficial Owners and Management, page 26

37.	Please revise your disclosure to include the security ownership of officers and directors as a group. Refer to Item 403 of Regulation S-K as appropriate.

COMPANY RESPONSE

We have revised our disclosure to comply with the requirements of Item 403.

Directors and Officers, page 26

38.
For each employment discussed, please disclose the employment titles and beginning and ending dates of employment. For instance, disclose when Mr. Aland served as managing director of Innovative Financial Services Inc. and what "various positions" Mr. Kelly held, and when, during his time at General Electric Company.

COMPANY RESPONSE

We have revised our disclosure to disclose the requested information.

Certain Relationships, page 27

39.	Please revise to disclose the material terms of the License agreement. As a non-exclusive example, the company appears to have paid $10.00 for the license.

COMPANY RESPONSE

We have revised our disclosure to incorporate the material terms of the Licensing Agreement and have included the entire Licensing Agreement as Exhibit 10.1. (See also the response to Comment 9)

40.	Please revise to summarize the "certain financial advisory services" to be provided by Mr. Neher.

COMPANY RESPONSE

We have revised our disclosure to state in more detail the “certain financial advisory services” to be provided by Mr. Neher through Accelerated Venture Partners, LLC.

41.	Revise to the description of each transaction to explain the basis on which the person is a related person.

COMPANY RESPONSE

We have revised our disclosure to provide a detailed description of each transaction and the specific relationship of each related party to the Company.

Description of Securities, page 29

42.	We note your number of shares of common stock outstanding appears to be inconsistent with previous representations, Please refer to pages 10, 14, 20, and 26 and revise where necessary.

COMPANY RESPONSE

We have reconciled all disclosures with respect to the number of issued and outstanding shares and they are all now consistent with each other.

Selling Security Holders, page 30

43.
We note the list of selling security holders and further note that no material relationship to the company has been disclosed. Please revise to clarify, See Item 507 of Regulation S-K. In this regard, we note that Accelerated Venture Partners, LLC is a selling security holder. Please also advise us whether any selling security holders are broker-dealers or affiliates of broker dealers.

COMPANY RESPONSE

We have revised our disclosure to reflect any material relationships to the Company with respect to any selling shareholders.  With respect to Accelerated Venture Partners, LLC, please see footnote 3 to Selling Shareholders schedule.  We have also disclosed that no selling security holders are broker-dealers or affiliates of broker dealers.

44.
We note the company's disclosure on page 32 that if selling shareholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery obligations, as set forth in Securities Act Rule 174. Please revise or advise regarding the reference in this resale registration statement to Rule 174, which addresses prospectus delivery of dealers. We may have further comment.

COMPANY RESPONSE

We have deleted the references to prospectus delivery obligations as set forth in Securities Act Rule 174.

Financial Statements, F-1

45.
We note that you entered into a Licensing Agreement with Demand Pooling Global Services, LLC ("DEPO") and intend to change you name to Demand Pooling, Inc.  We further note the following statements within your registration statement:

•
Accelerated Acquisitions V is an emerging growth company that has developed and markets a unique web-based business process for facilitating cooperative buying of capital assets and commodities…(page 5);

•	The AAV system utilizes a highly secure, fault tolerant, enterprise-class datacenter…(page 8);

•	Our contracts with recurring revenue customers will typically allow the customer to cancel the contract for any reason with 30 days prior notice (page 16).

Based on the foregoing statements, it appears that DEPO represents a predecessor entity whereby Accelerated Acquisitions V, Inc, succeeded to a business of DEPO.  Therefore, please include the audited financial statements of DEPO pursuant to Regulation S-X, or provide us with an analysis to support your conclusion that DEPO is not a predecessor as defined in Rule 405 of Regulation C.

COMPANY RESPONSE

DEPO is a software development company which developed and owns the technology and intellectual property which has been licensed to the Company pursuant to the terms of the Licensing Agreement, under which it is entitled to royalties and has a reversionary interest.  The Company at no time acquired any assets of DEPO nor has it acquired any business of DEPO.  The Company is an operating company which intends to conduct demand aggregation pools utilizing the licensed technology. At no time has DEPO engaged in the business which is the subject of the Company’s business plan and it would be precluded from doing so under the terms of the Licensing Agreement.  DEPO remains in existence as an independent software and technology development company.  Each of DEPO and the Company intends to continue to pursue their separate business plans.  Based thereon, it is the Company’s position that DEPO cannot be considered a “predecessor business” as at all times it has had and continues to have a completely separate business plan from the Company and has been and will continue to engage in separate business activities.

46.
We note that you reference the term "unaudited" in several places in your financial statements. For example, your statements of operations and cash flows contain "unaudited" in the header, and pages F-3 to F-6 ask readers to refer to notes to unaudited financial statements, Please remove all such references to “unaudited” within your audited financial statements.

COMPANY RESPONSE

We have deleted any referenced to “unaudited” in the December 31, 2009 financial statements.  We continue make references in the June 30, 2010 interim financial statements to certain unaudited statements—which we believe is entirely correct and appropriate.

Statements of Operations, page F-3

47.	Please replace "Feb 15, 2008" with "April 29, 2008," or clarify when your inception date was.

COMPANY RESPONSE

We have made this correction.

Statement of Cash Flows, page F-11

48.	Please revise to include the period for the three months ended March 31, 2009 as the same period is also presented for the Statements of Operations on page F-10.

COMPANY RESPONSE

We have updated the interim financial statements to reflect the June 30, 2010 financial statements and have included the financial results for the comparable periods of 2009.

Note 4 — Subsequent Events, page F-14

49.
Please expand your subsequent event footnote to disclose the April 29, 2010 Consulting Services Agreement with AVP and the sale of common shares at $2.00 per share.  In addition, clarify the price at which you may repurchase shares issued to AVP in the event you fail to complete funding as detailed in the agreement, and describe in more detail the milestones that must be met for cash compensation to be issued at a rate of $87,500 per month.  Last, describe the compensation you are to provide AVP should the milestones not be met.

COMPANY RESPONSE

This is no longer a “Subsequent Event” and we have included detail disclosure regarding the AVP Consulting Services Agreement throughout the registration statement with specific detail relating to the “milestones” incorporated in that agreement.  We have also included the entire agreement as Exhibit 10.2.

Other Expenses of Issuance and Distribution, page 34

50.
We note your statement on page 19 that the company "will not receive any proceeds from the sale of shares of common stock in this offering." We also note that the offering is expected to cost $8,500. Given your cash position as indicated on page F-9, revise to disclose the source of funds you plan to use in order to cover offering expenses

COMPANY RESPONSE

We have revised our disclosure to indicate that the source of funding to cover the offering expenses will be advances from shareholders of the Company.

Recent Sales of Unregistered Securities, page 35

51.	We note the reference to Regulation D on page 35. Please revise to clearly identify the facts relied upon to make the exemption available. We note there were 59 investors.

COMPANY RESPONSE

We have revised our disclosure to state that in fact there were only 35 investors in the recent Regulation D offering.  The prior disclosure was an error in that it included certain shareholders who were not participants in the offering.

52.	We are unable to locate a Form D filed by the company for company for the June 8, 2010 offering. Please revise or advise.

COMPANY RESPONSE

The Company is concurrently filing a Form D with respect to this offering.

Undertakings, page 36

53.	Please advise why Item 512(a)(5) of Regulation S-K was not included in your Undertakings disclosure.

COMPANY RESPONSE

We have revised our disclosure to include the Undertakings required by Item 512(a)(5).

Exhibits

54.
We note the stated number of shares being offered in exhibit 5.1 differs from the stated number of shares represented elsewhere in the prospectus.  For instance, please refer to pages 2, 10 and 30.  Three different aggregate share numbers have been used.  Revise to reconcile the apparent inconsistency.

COMPANY RESPONSE

We have reconciled all disclosures with respect to the number of shares included in the offering.

55.	It appears that exhibit 10.1 is missing schedules, exhibits, or attachments. Please file this exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K or advise.

COMPANY RESPONSE

All exhibits have been filed in their entirety.

56.	Please reconcile the incorporation by reference Form 8-K filing date for exhibits 10.1 and 10.2 with the date the filing was made with the Commission.

COMPANY RESPONSE

The reference has been deleted as the Exhibits are included in this filing in their entirety.

Other

57.
Please revise to ensure that item numbers of the Form S-1 are correctly designated in your registration statement.  For instance, we note that Changes in and Disagreements with Accountants on Accounting and Financial Disclosure on page 34 is designated as Item 9, rather than Item 11, and that Part II begins with Item 10, rather than Item 13.

COMPANY RESPONSE

All item numbers now conform to the instructions for Form S-1.

Form 10-K, filed April 2, 2010

Item. 9A(T). Controls and Procedures, page 18

58.
Your current disclosures contain only a partial definition of disclosure controls and procedures. Please confirm to us that you will expand your disclosure in future filings to include the entire definition of disclosure controls and procedures, as set forth in Exchange Act Rule 13a-15(e). In this regard, you should also describe that the term of disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

COMPANY RESPONSE

The Company hereby confirms that all future filings will be consistent with the applicable requirements.

Changes in Internal Controls over Financial Reporting, page 19

59.
Please confirm to us that you will revise your disclosure in future filings to clarify, if true, that there were no material changes in your internal control during the last fiscal quarter or the fourth fiscal quarter for an annual report.  Refer to Item 308T(b) of Regulation S-K.

COMPANY RESPONSE

The Company hereby confirms that all future filings will be consistent with the applicable requirements.

Signatures, page 24

60.
We note that no controller or principal accounting officer is designated.  Please confirm that a person signing in another capacity also signed as the accounting officer, and revise future filings to comply with requirements. See General Instruction D.

COMPANY RESPONSE

This will confirm that the Company had not designated a controller or principal accounting officer as of the date of such filing and that the person signing in another capacity also was signing as the accounting officer. The Company hereby confirms that all future filings will be consistent with the applicable requirements.

Exhibits 31-1 & 31-2 – Section 302 Certifications

61.
We note that your Section 302 certifications do not comply with the language required by Item 601(b)(31) of Regulation S-K. Please confirm to us that you will provide the exact form of certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a) in future filings. In this regard, you should add "The registrant's other certifying officer and” at the beginning of paragraph 5.

COMPANY RESPONSE

The Company hereby confirms that all future filings will be consistent with the applicable requirements.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, LAW OFFICES OF ROBERT DIENER

By:	/s/ Robert L. B. Diener
Robert L. B. Diener